UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )

SULPHCO, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
865378103
(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signature
EX-99.1
EX-99.2
EX-99.3

CUSIP No.	865378103	Page	2	of	10

1.	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Dr. Rudolf W. Gunnerman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	a) ☐
	b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7.	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,007,613

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10.	SHARED DISPOSITIVE POWER

		22,009,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,009,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.6%*

14.	TYPE OF REPORTING PERSON

	IN
* Based on 89,621,504 shares of the issuer’s common stock outstanding as of July 31, 2008 as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

CUSIP No.	865378103	Page	3	of	10

15.	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Doris M. Gunnerman

16.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	c) ☐
	d) ☐

17.	SEC USE ONLY

18.	SOURCE OF FUNDS

	Not applicable.

19.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

20.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	21.	SOLE VOTING POWER

NUMBER OF		0

SHARES	22.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,007,613

EACH	23.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	24.	SHARED DISPOSITIVE POWER

		22,007,613

25.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,007,613

26.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

27.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.6%*

28.	TYPE OF REPORTING PERSON

	IN
* Based on 89,621,504 shares of the issuer’s common stock outstanding as of July 31, 2008 as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

CUSIP No.	865378103	Page	4	of	10
SCHEDULE 13D/A
     This Amendment No. 5 (the “Amendment No. 5”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007, as amended by Amendment No. 2 filed on December 17, 2007, as amended by Amendment No. 3 filed on February 29, 2008 and as amended by Amendment No. 4 filed on July 28, 2008 (the “Amendment No. 4”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 4. Purpose of Transaction
     The information set forth under Item 4 of the Amendment No. 4 is hereby deleted and replaced by the following:
     The Reporting Persons currently have no plans to propose any amendments to the Bylaws of the Company, propose their own slate of nominees for election at the Company’s next annual meeting of stockholders, or otherwise effect, change or influence the control of the Company or participate in any transaction having that purpose or effect.
     On December 5, 2007, the Reporting Persons entered into a plan (the “Plan”) with Oppenheimer & Co. Inc. in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended. The Plan became effective on December 10, 2007, covered an aggregate of 2,500,000 shares of Common Stock and provided for the sale of 250,000 shares of the Common Stock per month at the market price. An aggregate of 727,800 shares of Common Stock were sold pursuant to the Plan. The Plan was terminated by mutual agreement of the parties on February 25, 2008.
     Pursuant to a Stock Option Agreement, dated April 24, 2007 (the “First Option Agreement”), by and among the Reporting Persons and the persons or entities identified on the signature pages attached thereto (the “Optionees”), and as amended by Amendment No.1, dated November 27, 2007 and as amended by Amendment No. 2, dated February 12, 2008, the Optionees had the right to purchase 1,500,000 shares of Common Stock from the Reporting Persons at $4.10 per share (the “First Optioned Shares”) until the sooner of (i) August 31, 2008, or (ii) the 30th day after notice is given by the Reporting Persons that the Common Stock has a volume weighted average trading price of $6.00 or higher for five consecutive trading days with trading volume of not less than 1,000,000 shares of Common Stock each such trading day, as reported by Bloomberg LP, for the principal trading market of such Common Stock; provided, that if such option to purchase the Common Stock cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase the Common Stock shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to Amendment No. 3 to the First Option Agreement, dated July 9, 2008 (the “Amendment No. 3 to the First Option Agreement), the purchase price for the First Optioned Shares was reduced to $1.50 per share. In addition, the period during which the First Optioned Shares may be purchased by the Optionees was extend to (i) July 11, 2009, or (ii) if the option to purchase the First

CUSIP No.	865378103	Page	5	of	10
Optioned Shares cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase the Common Stock shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to a separate agreement entered into by Dr. Gunnerman, he agreed to issue 125,000 shares of Common Stock (the “Broker Shares”) to the individual who brokered the transaction for the First Optioned Shares to the extent the option to purchase the First Optioned Shares is exercised.
     Pursuant to a Stock Purchase Agreement, dated February 12, 2008 (the “Stock Purchase Agreement”), by and among the Reporting Persons and Iroquois Master Fund Ltd. and Ellis Capital LP (collectively, the “Buyers”), the Reporting Persons agreed to sell to the Buyers and affected the sale of 750,000 shares of Common Stock at $4.00 per share on February 25, 2008. Additionally, the Reporting Persons agreed to sell to the Buyers 1,250,000 shares of Common Stock (the “Purchased Shares”) at a price determined in the following manner: 1/30th of the Purchased Shares would be valued each trading day for the 30 consecutive trading days commencing on the 50th trading after February 25, 2008 (the “Pricing Period”) at 90% of the daily volume weighted average price (“VWAP”), as reported by Bloomberg LP, for the principal trading market for the Common Stock, but not less than $2.75 nor more than $5.50 per share of Common Stock. The Buyers shall deliver the purchase price for the Purchased Shares 10 trading days after the end of the Pricing Period to the Reporting Persons through an intermediary escrow agent designated by the parties. In the event the VWAP for the Common Stock for any of the last five trading days of the Pricing Period is less than $7.00 per share or the trading volume reported by Bloomberg LP for the principal trading market for the Common Stock is less than 1,000,000 shares for any such trading day, then each Buyer may, after prior written notice to the Reporting Persons and the escrow agent not later than 5 trading days after the end of the Pricing Period, elect to not purchase the portion of the Purchased Shares to be priced during the Pricing Period.
     Pursuant to the First Amendment to the Stock Purchase Agreement, made as of April 18, 2008 (the “First Amendment to the Stock Purchase Agreement”), the Pricing Period was amended to be the thirty trading days commencing on the first trading day after the end of the original Pricing Period as set forth in the Stock Purchase Agreement.
     Pursuant to the Second Amendment to the Stock Purchase Agreement, made as of July 9, 2008 (the “Second Amendment to the Stock Purchase Agreement”), the Buyers acquired the Purchased Shares as of the same date for a reduced purchase price per share of $1.50. Iroquois Master Fund Ltd. and Ellis Capital LP acquired 875,000 shares and 375,000 shares of Common Stock, respectively.
     Pursuant to a Stock Option Agreement, dated February 12, 2008 (the “Second Option Agreement”), by and among the Reporting Persons and the Buyers, the Buyers had the right to purchase 2,000,000 shares of Common Stock from the Reporting Persons at $4.50 per share until December 31, 2008 (the “Second Optioned Shares”); provided, that if such option to purchase cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.

CUSIP No.	865378103	Page	6	of	10
     Pursuant to Amendment No. 1 to the Second Option Agreement, made as of July 9, 2008 (the “Amendment No. 1 to the Second Option Agreement), the right to exercise the Second Optioned Shares was extended until (i) July 11, 2009 or (ii) if the option to purchase the Second Optioned Shares cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed. The purchase price for the Second Optioned Shares also was reduced to $1.50 per share.
     Pursuant to a Lockup Agreement, dated February 12, 2008 (the “Lockup Agreement”), by and among the Reporting Persons and the Company, the Reporting Persons agreed that until September 30, 2008, they would not buy or sell or otherwise dispose of any shares of Common Stock or any options, warrants or other rights to purchase shares of Common Stock or any other security of the Company which the Reporting Persons own or have a right to acquire as of the date of the agreement and subsequent thereto, other than (i) the First Optioned Shares, (ii) the Second Optioned Shares, (iii) the Purchased Shares, (iv) the Broker Shares, (v) in connection with an offer made to all shareholders of the Company, (vi) bona fide gifts or transfers by will or intestacy, (vii) to any trust for the direct or indirect benefit of the Reporting Persons or the immediate family of the Reporting Persons, provided that any such transfer shall not involve a disposition for value, (viii) to a partnership which is the general partner of a partnership of which the Reporting Persons is a general partner, or (ix) bona fide sales for cash at not less than $7.00 per share of Common Stock.
     Pursuant to the Second Amendment to the Stock Purchase Agreement, the Reporting Persons were released from the sale restrictions set forth in the Lockup Agreement.
     Pursuant to an Assignment and Consent, dated February 12, 2008, by and among the Reporting Persons and the persons or entities identified on the signature pages attached thereto, the Reporting Persons agreed to the assignment of the interests of the Buyers in the Stock Purchase Agreement, the Second Option Agreement, the Lockup Agreement and the related ancillary agreements to certain persons identified on the signature pages attached to the agreement. The Reporting Persons also agreed to the assignment of the Purchased Shares and the Second Optioned Shares to such persons in the portions set forth on the signature pages.
     Pursuant to a Stock Purchase Agreement, dated October 3, 2008 (the “Second Stock Purchase Agreement”), by and among the Reporting Persons and the buyers identified on Schedule A thereto (collectively, the “Second Set of Buyers”), the Reporting Persons agreed to sell to the Second Set of Buyers on a proportionate basis 2,512,500 shares of Common Stock at $2.00 per share. The sale was completed on October 10, 2008 (the “Initial Closing Date”). The legal fees of the Second Set of Buyers associated with the sale transaction in the amount of $10,000 was deducted from the aggregate purchase price for the sale of the 2,512,500 shares of Common Stock received by the Reporting Persons. Additionally, pursuant to the Second Stock Purchase Agreement, the Reporting Persons agreed to sell to the Second Set of Buyers an additional 2,512,500 shares of Common Stock (the “Additional Shares”) on the fifth business day after the eighth month anniversary of the Initial Closing Date (the “Second Closing Date”). The purchase price for the additional 2,512,500 shares of Common Stock shall be ninety percent of the daily volume weighted average price as reported by Bloomberg LP for the principal trading market for the Common Stock for the 30 trading days immediately preceding the eight month anniversary of the date of the Second Stock Purchase Agreement; provided the per share purchase price

CUSIP No.	865378103	Page	7	of	10
shall not be more than $2.70 per share. In the event that the per share purchase price for the additional 2,512,500 shares of Common Stock is $2.70 or less per share, each of the Second Set of Buyers for itself only has the option of canceling the purchase of such buyer’s proportionate amount of the additional 2,512,500 shares of Common Stock available for purchase. Moreover, a buyer of the Second Set of Buyers shall not be entitled to purchase any shares of the Additional Shares on the Second Closing Date if the sum of (i) the number of shares of Common Stock beneficially owned by such buyer and its affiliates on the Second Closing Date, and (ii) the number of shares of Common Stock purchasable on the Second Closing Date, would result in beneficial ownership by such buyer and its affiliates of more than 4.99% of the outstanding shares of Common Stock on the Second Closing Date. Each of the Second Set of Buyers for itself only may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to the Reporting Persons. Furthermore, pursuant to the Second Stock Purchase Agreement, until one year after the Second Closing Date, the Second Set of Buyers shall be given not less than ten business days prior written notice of any proposed sale by the Reporting Persons of the Company’s Common Stock or options to purchase the Company’s Common Stock.
     Pursuant to a Stock Option Agreement, dated October 3, 2008 (the “Third Option Agreement”), by and among the Reporting Persons and the parties listed in Schedule A thereto (collectively, the “Second Set of Optionees”), the Second Set of Optionees collectively were granted an option to purchase up to 5,025,000 shares of Common Stock (the “Third Optioned Shares”) at $2.00 per share. The option to purchase the first 2,512,500 shares, in whole or in part, by the Second Set of Optionees commenced on the Initial Closing Date and continues through the one year anniversary of the Initial Closing Date. The option to purchase the second 2,512,500 shares, in whole or in part, by the Second Set of Optionees commences on the Second Closing Date and continues through the one year anniversary of the Second Closing Date. Notwithstanding the foregoing, if such option to purchase the 5,025,000 shares cannot be exercised on the Initial Closing Date or the Second Closing Date by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the 30th business day after such impediment shall have been removed. Furthermore, an optionee of the Second Set of Optionees shall not be entitled to exercise the option to purchase its proportionate share on the Initial Closing Date or Second Closing Date if the sum of (i) the number of shares of Common Stock beneficially owned by such optionee and its affiliates on the Initial Closing Date or Second Closing Date, and (ii) the number of shares of Common Stock purchasable on the Initial Closing Date or Second Closing Date, would result in beneficial ownership by such optionee and its affiliates of more than 4.99% of the outstanding shares of Common Stock on the Initial Closing Date or Second Closing Date. Each optionee of the Second Set of Optionees for itself only may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to the Reporting Persons.
     The Reporting Persons entered into an escrow arrangement with the Second Set of Buyers relating to the escrow of the shares of Common Stock and the purchase price for the 5,025,000 shares of Common Stock available for purchase on the Initial Closing Date and the Second Closing Date. The Reporting Persons also entered into an escrow arrangement with the Second Set of Optionees relating to the escrow of the 5,025,000 shares of Common Stock subject to the option arrangement with such optionees.
     The Second Stock Purchase Agreement and the Third Option Agreement are attached as exhibits to this Amendment No. 5 and the foregoing summaries of the same agreements are qualified in their entirety by reference to the complete text of the documents which are incorporated herein by reference. All other agreements referenced in this Amendment No. 5 were filed as exhibits to the previously filed Schedule 13D and amendments thereto.

CUSIP No.	865378103	Page	8	of	10
     Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 4 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 5 is based upon 89,621,504 shares of Common Stock outstanding as of July 31, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
     As of October 21, 2008, Dr. Gunnerman beneficially owned 22,009,613 shares of Common Stock constituting approximately 24.6% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 22,007,613 shares held jointly with Mrs. Gunnerman, which includes (i) the First Optioned Shares, (ii) the Broker Shares, (iii) the Second Optioned Shares, (iv) the Third Optioned Shares, and (v) the Additional Shares; and (B) 2,000 shares held by Dr. Gunnerman individually.
     As of October 21, 2008, Mrs. Gunnerman beneficially owned 22,007,613 shares of Common Stock constituting approximately 24.6% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include (i) the First Optioned Shares, (ii) the Broker Shares, (iii) the Second Optioned Shares, (iv) the Third Optioned Shares, and (v) the Additional Shares.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 22,007,613 shares of Common Stock held by them jointly.
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him.
     (c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No other transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons.
     (d) Not applicable.

CUSIP No.	865378103	Page	9	of	10
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

99.2	Stock Option Agreement, dated October 3, 2008, by and among the Reporting Persons and the parties listed in Schedule A thereto.

99.3	Stock Option Agreement, dated October 3, 2008, by and among the Reporting Persons and the parties listed in Schedule A thereto.

CUSIP No.	865378103	Page	10	of	10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 2008	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: October 21, 2008		/s/ Doris M. Gunnerman
Doris M. Gunnerman